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             Pursuant to Rule 425 under the Securities Act of 1933

                  Subject Company: Whitney Holding Corporation
                         Commission File No. 000-01026

Joint Press Release of Whitney Holding Corporation and Prattville Financial Services Corporation

                                [WHITNEY LOGO]

                           WHITNEY HOLDING CORPORATION

                             228 ST. CHARLES AVENUE

                              NEW ORLEANS, LA 70130

                                  NEWS RELEASE

CONTACT: Thomas L. Callicutt, Jr.                          FOR IMMEDIATE RELEASE
         504/552-4591                                             August 8, 2000

 WHITNEY   TO  INCREASE  PENETRATION  OF  MONTGOMERY,  ALABAMA  MARKET   THROUGH
 ACQUISITION OF PRATTVILLE FINANCIAL SERVICES

         New Orleans, Louisiana. Whitney Holding Corporation (NASDAQ-WTNY) announced today that it has entered into a definitive agreement to acquire Prattville Financial Services Corporation ("PFSC"), whose principal subsidiary is Bank of Prattville. Bank of Prattville has approximately $170 million in total assets in four locations in Autauga County, which is one of the fastest growing counties in Alabama. After the acquisition, Bank of Prattville will be merged with Whitney National Bank, the principal subsidiary of Whitney Holding Corporation.

         The acquisition, which is structured as a tax-free merger of PFSC with and into Whitney Holding Corporation, has an estimated value of approximately $40.5 million. The acquisition is subject to certain conditions, including approval by PFSC shareholders and appropriate regulatory agencies, and is expected to be completed in the fourth quarter of 2000.

         James B. Striplin, Chairman of Prattville Financial Services Corporation, said, "We are pleased to be joining the Whitney family. Whitney is well known for its commitment to personal banking relationships and to the communities it serves, while providing strength and other advantages associated with a larger banking organization. We look forward to bringing Whitney products and services to our customers and to being an important part of its continued success."

         William L. Marks, Chairman and Chief Executive Officer of Whitney said, "Bank of Prattville is a well-established bank in the Prattville/Montgomery market with banking philosophies that are very compatible with Whitney's. This merger will allow us to build on the valued customer relationships that Bank of Prattville has established over the years and will allow us to serve our existing Montgomery area customers better."

         Whitney Holding Corporation, through its banking subsidiaries Whitney National Bank and Bank of Houston, has 118 banking locations in the five-state Gulf Coast region stretching from Houston, Texas; across southern Louisiana and the coastal region of Mississippi; to central and south Alabama; and into the panhandle of Florida.

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         In connection with the proposed merger  of PFSC into  Whitney,  Whitney intends to file a registration statement, including the related prospectus, with the Securities and Exchange Commission. WHITNEY URGES INVESTORS AND PFSC SHAREHOLDERS TO READ THESE DISCLOSURE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of these documents (after they are filed) and other documents filed by Whitney with the Commission can be obtained at the Commission's web site at www.sec.gov. Shareholders of PFSC and other investors can request a free copy of the prospectus and registration statement (after they are filed) and any other relevant documents filed or to be filed (after they are filed) by Whitney, by writing to Whitney Holding Corporation, 228 St. Charles Avenue, New Orleans, Louisiana, 70130,
Attention: Corporate Secretary.

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To the  extent  that  this  press  release  contains  statements  that  are  not historical facts, they should be considered forward-looking statements.  Various
important   factors  that  might  cause  future  results  to  differ  from  such forward-looking statements are described in more detail in Whitney's filings with the Securities and Exchange Commission.

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